Exhibit 99.2

FOR IMMEDIATE RELEASE
Results for the quarter and year ended March 31, 2009 under Consolidated Indian GAAP
Wipro Limited crosses Rs.25,000 Crores in Revenue;
Delivers Industry leading growth in IT Services
Bangalore, April 22, 2009 –Wipro Limited today announced its results approved by the Board of Directors for the quarter and year ended March 31, 2009.
Highlights
Results for the year ended March 31, 2009
•	Wipro Limited Revenue grew by 28% to Rs. 255.4 billion (Rs. 25,544 Crores)

•	Profit Before Interest and Taxes (PBIT) grew by 25% to Rs 44 billion (Rs 4,400 Crores)

•	Revenue of IT Services in dollar terms was $4.3 billion, a YoY growth of 18.5% (growth of 22.3% in constant currency). In Rupee terms, IT Services Revenue was Rs 191.7 billion with 31% YoY growth

•	IT Services added 110 new clients during the year

•	IT Products Revenue was Rs 34.6 billion with 31% YoY growth.

•	Wipro Consumer Care and Lighting business Revenue grew 37% YoY and PBIT grew 34% YoY

•	Board of Directors recommends a final cash dividend of Rs. 4 per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July 2009
Results for the Quarter ended March 31, 2009
•	IT Services Revenue in constant currency was $1,058 million, beating the guidance of $1,045 million

•	Wipro Limited Revenue grew by 13% YoY to Rs. 64.5 billion (Rs. 6,452 Crores); PAT grew by 15% YoY to Rs. 10.1 billion (Rs. 1,010 Crores)

•	IT Services Revenue in dollar terms was $1,046 million, a sequential decline of 4.9% (decline of 3.8% on constant currency terms) and YoY growth of 1.4%(growth of 8.7% on constant currency terms)

•	In Rupee terms, Revenue stood at Rs. 49.3 billion (Rs. 4,932 Crores), a YoY growth of 20%; PBIT was Rs. 10.7 billion (Rs. 1,073 Crores) reflecting a growth of 24%

•	IT Products business recorded an 11% YoY growth in Revenues

•	Wipro Consumer Care and Lighting business Revenue grew 7% YoY and PBIT grew 8% YoY
Performance for the Year ended March 31, 2009 and Outlook for the Quarter ending June 30, 2009
Azim Premji, Chairman of Wipro, commenting on the results said “2008-09 has been a landmark year for us. We did a major re-organization of our IT business at the beginning of the financial year. It has been a year of solid execution in a subdued environment resulting in industry leading growth. We have had good deal wins and generated robust pipeline. Revenues for the IT Services for the full year were $4.3 billion, a yoy growth of 18.5% on reported basis and 22.3% on constant currency. During the year, we focused our energies on executing meticulously. We re-architected the operating structures of all our businesses and adapted ourselves to the changing needs of environment.
We are confident that with our broad portfolio of services, our ability to execute and deliver value to the customer, coupled with increased focus on productivity, makes us well-positioned to emerge stronger than before. Looking ahead, for the quarter ending June 30, 2009, we expect Revenues from our IT Services business to be in the range of $1,009 to $1,025 million*.”

Suresh Senapaty, Chief Financial Officer of Wipro, said “The striking facet of our performance for quarter ended March 2009 was that we delivered on all operating parameters. We expanded our margins despite the headwinds of reduction in volumes and lower tailwind of Forex gains.”

*	Guidance is based on constant currency exchange rates, GBP/USD at 1.43, Euro/USD at 1.31, USD/INR at 50.25
Wipro Limited
Revenues for the year ended March 31, 2009, were Rs. 255 billion, representing a 28% growth YoY. Profit after Tax for the year grew by 19% YoY to Rs. 39 billion. Revenues for the quarter ended March 31, 2009, were Rs.64.5 billion and Profit after Tax was Rs. 10.1 billion.
IT Services
For the year ended March 31, 2009, Revenue of Wipro’s IT Services business was $4.3 billion, a YoY growth of 18.5% on reported basis and 22.3% on constant currency. In rupee terms, Revenue stood at Rs. 191.7 billion (Rs. 19,166 Crores), a YoY growth of 31% and PBIT at Rs. 40.3 billion, an increase of 29% YoY. Operating Income to Revenue for the year was 21.0%. IT Services business accounted for 75% of the Revenue and 92% of the PBIT for the year ended March 31, 2009.
For the quarter ended March 31, 2009, Revenue of Wipro’s IT Services business was $1046 million, a YoY growth of 1.4% on reported basis and 8.7% on constant currency terms. In rupee terms, IT Services business grew its Revenue to Rs. 49.3 billion and PBIT increased to Rs. 10.7 billion. Operating Income to Revenue was 21.8%. IT Services business accounted for 76% of the Revenue and 94% of the PBIT for the quarter ended March 31, 2009.
We had 97,810 employees as of March 31, 2009, which includes 74,986 employees in our IT business unit and 22, 824 employees in our BPO business.
Even as the market conditions continued to pose challenges, Wipro saw the steady addition of customers across industries and geographies this quarter. During the quarter Wipro won a large strategic project from a leading Far Eastern airline to enhance their MRO Materials Management System. Wipro won a multi-million dollar engagement with a leading International Tobacco giant. As an Infrastructure Managed services partner, Wipro will support their single instance business critical global systems and the infrastructure on which they run.
We expanded our reach in Australia where Wipro was selected as the strategic partner by the University of Canberra to optimize and support the IT landscape and business processes of the University. Wipro was chosen as a partner based on its proven track record in delivering transformational services for its customers.
Friends Provident signed a multi-year contract with Wipro for the provision of IT Application Development and Support Services. The new contract will give Friends Provident greater flexibility and cost certainty through the use of an ‘outcome-based’, fixed price engagement model. The deal enables Friends Provident to procure discrete IT Services in variable quantities over the term.
In the Financial Services space, Wipro won a multi-year multi-million dollar deal spread over Data IT and BPO with one of the world’s leading Financial Services firm. The deal is geographically spread across the continents.
Our BPO business continued to gather momentum during the quarter. The division entered into a multi-year strategic relationship with ATCO I-Tek, a leading provider of IT and BPO services to the Utility Vertical in the Canadian marketplace to provide joint delivery of Customer Care Services and to pursue new opportunities in the Utility Business Process Outsourcing market.
The Manufacturing and Healthcare segment saw significant traction during the quarter where a leading pharmaceutical manufacturer, with presence in over 100 countries engaged with us for a transformational program that is aimed at redesign and standardization of their global Supply Chain, Finance and Manufacturing business processes. One of the leading manufacturers of elevators and escalators chose Wipro as its global strategic IT partner. Wipro will be involved in the design and rollout of customer’s strategic supply chain, HRMS, Finance and business intelligence projects in over 50 countries in next couple of years.

Our India & Middle East business also saw significant business traction. The quarter saw the largest win in the area of e-governance from ESIC – Employee State Insurance corporation, a deal valued at Rs.1,182 crores (6 and 1/2 year engagement) which will see Wipro modernizing and automating the entire healthcare benefits administration set up to deliver better services to millions of subscribers of ESIC. We won several large deals in the current quarter across market segments and Verticals including a large infrastructure roll out for BSNL, and a complete Oracle e-biz roll out including CRM implementation at a leading Telecom service provider in Bangladesh. Our Middle East business also saw some good momentum with a large win at a leading commercial bank in Bahrain for end to end risk management solutions.
Performance and Capital Efficiency (PACE)
The launch of PACE solutions in the last quarter saw the introduction of a suite of Service offerings to help customers move beyond basic survival and sustainability by lowering costs, improving service levels and operational efficiencies. Several customers from various industries engaged with us on PACE offerings like Wipro’s innovative Flex delivery model to take the total number of clients on this model to 34. A large Telecom company chose Wipro for a Server Virtualization and Data Migration engagement. The company opted from legacy platform to Windows platform project based on our strong value proposition like depth of service coverage, strong partnership with virtualization leader and certified professionals. Customers from the manufacturing industry sought our outcome based model, CIGMA (Center for Integrated Global Management of Applications), a 360 degree services capability for managing the application landscape for enterprises spread across the globe.
Awards and Recognition
Wipro continues to gain recognition from analysts for excellence, being cited as a Leader in The Forrester Wave: Global IT infrastructure Outsourcing, Q1 2009 (April 2009). The placement was “based on a sound current offering, good market presence, and an excellent strategy”. In another Forrester report titled The Forrester Wave: Information Security and IT Risk Consulting Q1 2009 (March 2009), Wipro was named a strong performer in both segments of the report. The report states that “Wipro has set itself apart from other offshore providers with its emphasis on security.”
Wipro also achieved ‘highest average rating’ among Indian Service Providers to provide value-added business process redesign and management by IDC in the report titled Competitive Analysis on Business Process Outsourcing Players in India, March 2009. The report stated that Wipro has been instrumental in defining the next-generation BPO services.
Wipro BPO was recognized as the Best New BPO Locator of the year at the International Information and Communications Technology (ICT) Awards, held recently in Manila, where various BPO companies were judged on the basis of size and growth in revenue and employees; quality, and diversity of international clients and evidence of quality, competence and management capabilities.
In recognition of our pursuit for excellence in Knowledge Management, Wipro has been inducted into the elite Global MAKE Hall of Fame for the second year in a row. Wipro was earlier the proud recipient of 2008 Asian and Indian MAKE Awards. Wipro’s KM Initiative has also been presented in several national and international forums.
Wipro has been rated India’s number one Green Brand and among the Top 5 Global Green brands in the world by Greenpeace’s “Guide to Greener Electronics” ranking
IT Products
For the year ended March 31, 2009, IT Products recorded Revenues of Rs 34.6 billion, representing a growth of 31% YoY. PBIT grew by 21% YoY to Rs 1.5 billion. IT Products business accounted for 14% of the Revenue and 3% of the PBIT for the year ended March 31, 2009.
For the quarter ended March 31, 2009, IT Products business recorded Revenues of Rs.8.7 billion, representing a growth of 11% YoY. PBIT de-grew by 1% YoY to Rs. 0.37 billion. Operating Income to Revenue for the quarter was 4.3%.
IT Products business accounted for 13% of the Revenue and 3% of the PBIT for the quarter ended March 31, 2009.

Wipro Consumer Care and Lighting
Wipro Consumer Care and Lighting business recorded Revenues of Rs. 20.8 billion with PBIT of Rs.2.5 billion for the year ended March 31, 2009, a YoY increase of 37% and 34% respectively. PBIT to Revenue was 12.2% for the year. Wipro Consumer Care and Lighting business accounted for 8% of the Revenue and 6% of the PBIT for the year ended March 31, 2009.
For the quarter ended March 31, 2009, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 5.2 billion with PBIT of Rs 0.68 billion contributing 8% of total Revenue and 6% of the PBIT for the quarter. PBIT to Revenue was 13.2% for the quarter..
Wipro Limited
For the year ended March 31, 2009, the Return on Average Capital Employed in IT Services and Products business was 39% and Consumer Care and Lighting was 14%. At the Company level, the Return on Capital Employed was 25%, lower due to inclusion of cash and cash equivalents of Rs. 69.7 billion in Capital Employed (36% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended March 31, 2009, was Rs. 9.1 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes, amortization of intangible assets, differences in accounting treatment for hedge accounting for foreign currency loan and related currency swaps and India fringe benefit tax.
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the year ended March 31, 2009, was Rs. 34.4 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, income taxes, amortization of intangible assets, differences in accounting treatment for hedge accounting for foreign currency loan and related currency swaps and India fringe benefit tax.
For Wipro Limited, Non-US GAAP adjusted Profit after Tax for the quarter ended March 31, 2009 was Rs. 9.6 billion. The net difference between Profits computed in accordance with Indian GAAP and Non-US GAAP adjusted is primarily due to different Revenue recognition standards, income taxes, and amortization of intangible assets.
For Wipro Limited, Non-US GAAP adjusted Profit after Tax for the year ended March 31, 2009 was Rs. 37.7 billion. The net difference between Profits computed in accordance with Indian GAAP and Non-US GAAP adjusted is primarily due to different Revenue recognition standards, income taxes, and amortization of intangible assets.
IT Services segment’s Revenues were Rs. 49.3 billion for the quarter ended March 31, 2009, under US GAAP. The difference of Rs. 41 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
IT Services segment’s Revenues were Rs. 191 billion for the year ended March 31, 2009, under US GAAP. The difference of Rs. 468 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website
Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

Rajendra Kumar shreemal	Radha Radhakrishnan
Vice President	Senior Manager
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts but instead represent only our beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside our control. As a result, our actual results and financial condition may differ materially from the anticipated results and financial condition indicated in such forward-looking statements, which include, but are not limited to, statements regarding our ability to execute and deliver value to our customers, statements regarding the extent to which we are positioned to emerge stronger than before, and statements regarding our financial performance during our next fiscal quarter. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT REPORT FOR THE QUARTER & YEAR ENDED MARCH 31, 2009

Rs. in Million

	Quarter ended March 31,			Year ended March 31,
Particulars	2009	2008	Growth %	2009	2008	Growth %
Revenues
IT Services	49,323	41,206	20%	191,661	146,626	31%
IT Products	8,698	7,838	11%	34,552	26,400	31%
Consumer Care and Lighting	5,164	4,808	7%	20,830	15,207	37%
Others	1,469	3,272		9,144	11,691
Eliminations	(136)	(122)		(745)	(349)

TOTAL	64,518	57,002	13%	255,442	199,575	28%

Profit before Interest and Tax — PBIT
IT Services	10,729	8,641	24%	40,323	31,290	29%
IT Products	372	375	-1%	1,481	1,227	21%
Consumer Care and Lighting	683	630	8%	2,548	1,900	34%
Others	(310)	285		(348)	770

TOTAL	11,474	9,931	16%	44,004	35,187	25%

Interest and Other Income, Net	308	182		1,192	1,883

Profit Before Tax	11,782	10,113	17%	45,196	37,070	22%

Income Tax expense including Fringe Benefit Tax	(1,667)	(1,399)		(6,460)	(4,550)
Profit before Share in earnings of associates and minority interest	10,115	8,714	16%	38,736	32,520	19%
Share in earnings of associates	35	100		362	333
Minority interest	(50)	(16)		(99)	(24)
PROFIT AFTER TAX	10,100	8,798	15%	38,999	32,829	19%
Operating Margin
IT Services	21.8%	21.0%		21.0%	21.3%
IT Products	4.3%	4.8%		4.3%	4.6%
Consumer Care and Lighting	13.2%	13.1%		12.2%	12.5%

TOTAL	17.8%	17.4%		17.2%	17.6%

CAPITAL EMPLOYED
IT Services and Products	119,997	93,969		119,997	93,969
Consumer Care and Lighting	18,689	17,292		18,689	17,292
Others	54,742	50,659		54,742	50,659

TOTAL	193,428	161,920		193,428	161,920

CAPITAL EMPLOYED COMPOSITION
IT Services and Products	62%	58%		62%	58%
Consumer Care and Lighting	9%	11%		9%	11%
Others	28%	31%		28%	31%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services and Products	40%	40%		39%	44%
Consumer Care and Lighting	15%	15%		14%	19%

TOTAL	24%	26%		25%	27%

Notes to Segment Report

a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the AS 17 “Segment Reporting” issued pursuant to the Companies (Accounting Standard) Rules, 2006 and by The Institute of Chartered Accountants of India.

b)	In certain specific total outsourcing contracts of IT services segment, the company delivers hardware, software and other related deliverables. Revenue relating to these items are reported in the IT products segment.

c)	Segment revenue includes the following exchange differences, which are reflected under other income in the financial statements.

			(Rs in Million)
	Quarter ended		Year ended
	March 31,		March 31,
Particulars	2009	2008	2009	2008
IT Services	(778)	(52)	(1,308)	155
IT Products	(25)	104	(229)	27
Consumer Care & Lighting	(46)	4	(54)	(21)
Others	88	(7)	38	(382)

	(761)	49	(1,553)	(221)

d)	Segment wise depreciation is as follows:

			(Rs in Million)

	Quarter ended		Year ended
	March 31,		March 31,
Particulars	2009	2008	2009	2008
IT Services	1,637	1,303	6,067	4,680
IT Products	49	48	88	112
Consumer Care & Lighting	118	90	420	292
Others	68	67	289	275

	1,872	1,508	6,864	5,359

e)	Segment PBIT includes Rs 155 Million and Rs 581 million (2008: Rs 119 Million and Rs 824 Million) for the quarter and year ended March 31, 2009 respectively of certain operating other income which is reflected in other income in the Financial Statements.

f)	Capital employed of segments is net of current liabilities. The net current liability of segments is as follows :–

	(Rs in Million)

	As of March 31,
Particulars	2009	2008
IT Services and Products	59,249	30,456
Consumer Care and Lighting	4,026	3,382
Others	15,935	20,582

	79,210	54,420

g)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

			(Rs in Million)

	Year ended March 31
Particulars	2009	%	2008	%
India	54,608	21	48,847	24
USA	115,105	45	87,439	44
Europe	57,109	22	48,259	24
Rest of the world	28,620	12	15,030	8

	255,442	100	199,575	100

h)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segments.